PROSPECTUS	FILED PURSUANT TO 424(b)(3) REGISTRATION NO. 333-144092
8,216,657 Shares
KITTY HAWK, INC.
Common Stock
     This prospectus relates to offers and sales from time to time by the selling stockholder identified in this prospectus of up to 8,216,657 shares of our common stock, par value $0.000001 per share, issuable upon the exercise of two warrants outstanding as of the date of this prospectus. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholder, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.
     The selling stockholder may sell the shares of common stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling stockholder may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholder, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling stockholder can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.
     We will not receive any proceeds from sales of shares of our common stock by the selling stockholder.
     Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 3.
     Our common stock currently trades on the American Stock Exchange under the trading symbol “KHK.” The last reported sales price of our common stock on the American Stock Exchange on July 17, 2007 was $0.35 per share.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 18, 2007.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in, or incorporated by reference in, this prospectus is accurate as of any date other than the date on the front of this prospectus.
ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholder referred to in this prospectus may offer and sell from time to time up to 8,216,657 shares of our common stock issuable on the exercise of two outstanding five year warrants. The first warrant is exercisable for 4,000,000 shares of common stock at an exercise price of $0.55 per share, and the second warrant is exercisable for 4,216,657 shares of common stock at an exercise price of $0.91 per share (each subject to adjustment for antidilution events). If the warrants are exercised in full with cash, we will receive approximately $6.0 million from the selling stockholder.
     This prospectus does not cover the issuance of any shares of common stock by us to the selling stockholder, and we will not receive any of the proceeds from any sale of shares by the selling stockholder. We will receive the payment of the exercise price of each of the warrants upon its exercise. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholder, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.
     Information about the selling stockholder may change over time. Any changed information given to us by the selling stockholder will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling stockholder will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.
     In this prospectus, the words “Kitty Hawk,” “Company,” “we,” “our,” “ours” and “us” refer to Kitty Hawk, Inc., and its subsidiaries, unless otherwise stated or the context requires.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
     Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports are available free of charge through a link to the SEC website in the Investor Relations section of our Internet website, www.kittyhawkcompanies.com.
 i

INCORPORATION BY REFERENCE
     We may “incorporate by reference” in this prospectus the information we file with the SEC, which means:
•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated by reference in this prospectus. Any statement so updated or superseded shall not be deemed, except as so updated or superseded, to constitute part of this prospectus.
     We incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the effectiveness of the registration statement of which this prospectus is a part. In addition, except to the extent such information has been updated or superseded by the information in this prospectus, we incorporate by reference into this prospectus:
•	our annual report on Form 10-K for the year ended December 31, 2006;

•	our Amendment No. 1 on Form 10-K/A for the year ended December 31, 2006;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2007; and

•	our current reports on Form 8-K dated April 26, 2007, May 15, 2007 and July 3, 2007.
     In addition, we incorporate by reference the description of our common stock, which is contained in our registration statement on Form 8-A, filed with the SEC on August 23, 2004, as updated or amended in any amendment or report filed for such purpose.
     You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website or at the SEC’s address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in this prospectus. You can request a copy of the documents incorporated by reference in this prospectus, and any documents and agreements referred to in this prospectus by requesting them in writing or by telephone from us at the following address:
Kitty Hawk, Inc.
1515 West 20th Street
P.O. Box 612787
DFW International Airport, Texas 75261
Attention: Shareholder Services
Telephone: (972) 456-2200
 -ii-

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains “forward-looking statements” concerning our business, operations and financial performance and condition. When we use the words “estimates,” “expects,” “forecasts,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions in this prospectus, we intend to identify forward-looking statements.
     We have based our forward-looking statements on our current assumptions and expectations about future events. We have expressed our assumptions and expectations in good faith, and we believe there is a reasonable basis for them. However, we cannot assure you that our assumptions or expectations will prove to be accurate.
     A number of risks and uncertainties could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this prospectus. These risks, uncertainties and other important factors include, among others:
•	loss of key suppliers, significant customers or key management personnel;

•	increased competition, including the possible impact of any mergers, alliances or combinations of competitors;

•	increases in the cost and/or decreases in the availability of aircraft fuel and/or diesel fuel and our ability to recapture increases in the cost of such fuel through the use of fuel surcharges and/or price increases;

•	with respect to our scheduled freight network, the continuing high cost of aircraft and diesel fuel leading to a higher total price for our services which impacts the freight purchasing decision for our customers and/or shippers resulting in a shift to less expensive modes of transportation;

•	with respect to our recent expansion of our ground freight transportation network to include scheduled deferred freight transportation services, potential competitive reactions from other carriers;

•	limitations upon financial and operating flexibility due to the terms of our Security Agreement and Secured Revolving Note with Laurus Master Fund, Ltd., or the Revolving Facility;

•	changes in our capital resources and liquidity;

•	financial costs and operating limitations imposed by both the current and potential additional future unionization of our workforce;

•	payment defaults by our customers;

•	write-downs of the value of the assets acquired by us from Air Container Transport, Inc., or ACT;

•	changes in the cost of Boeing 737-300SF and Boeing 727-200 cargo aircraft maintenance outside the scope of our power-by-the-hour maintenance agreements;

•	changes in the cost and availability of ground handling and storage services;

•	changes in the cost and availability of aircraft or replacement parts;

•	changes in our business strategy or development plans;

•	changes in government regulation and policies, including regulations affecting maintenance requirements for, and availability of, aircraft and airworthiness directives or service bulletins;

•	foreign political instability and acts of war or terrorism;

•	adverse litigation judgments or awards;

•	the ability to attract and retain customers and freight volumes for our scheduled freight network;

•	findings of environmental contamination and/or the cost of remediation;

•	limitations in our ability to find, acquire and integrate replacement aircraft for the Boeing 727-200 cargo aircraft under terms and conditions that are satisfactory to us; and

•	limitations in our ability to offset income with our future deductible tax attributes.
     The impact of any terrorist activities or international conflicts on the U.S. and global economies in general, or the transportation industry in particular, could have a material adverse effect on our business and liquidity.
     Other factors may cause our actual results to differ materially from the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and, except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

-iii-

KITTY HAWK, INC.
     Kitty Hawk is a holding company providing corporate planning and administrative services. We operate through our three wholly-owned subsidiaries, Kitty Hawk Cargo, Inc., Kitty Hawk Ground, Inc. and Kitty Hawk Aircargo, Inc. During the year ended December 31, 2006, we generated 83.4% of our revenue from our scheduled freight network, 11.5% of our revenue from a network management contract, 2.5% of our revenue from our cargo airline and 2.6% of our revenue from our ground transportation operations.
     Scheduled Freight Network. Kitty Hawk Cargo operates an independent primarily airport-to-airport scheduled freight network that principally provides two products for predominantly heavy weight and oversized freight, an expedited overnight and second-morning air product and a time-definite ground freight product. Our network operates between selected cities in North America, including the continental U.S, Canada and Puerto Rico. Most of our expedited air freight product is transported from its city of origination to our hub and sorting facility in Fort Wayne, Indiana before being routed by aircraft or truck to its destination city. Our scheduled expedited ground freight product is routed directly to its destination city or through regional hubs located in Los Angeles, California; San Francisco, California; Dallas, Texas; Atlanta, Georgia; Newark, New Jersey; Seattle, Washington and Fort Wayne, Indiana. We have business alliances that allow us to provide freight services to Alaska, Hawaii and Mexico. We also seek business alliances to expand our scheduled freight network beyond our current service areas.
     Cargo Airline. Kitty Hawk Aircargo, our cargo airline, provides dedicated air transportation services primarily for Kitty Hawk Cargo’s scheduled freight network. In addition, Kitty Hawk Aircargo markets and provides ACMI (air transportation service consisting of the aircraft, crew, maintenance and insurance on a contractual basis) and ad-hoc charter (transportation service consisting of the aircraft, crew, maintenance and insurance on an on-demand basis that may also include other costs to operate the aircraft, including aircraft fuel and aircraft handling charges) transportation services to a variety of customers. By providing such operations, Kitty Hawk Aircargo improves the utilization of its aircraft and generates additional revenue when its aircraft would otherwise be idle. During 2006, we generated $5.7 million in revenue from ACMI contracts. As of June 27, 2007, Kitty Hawk Aircargo operated seven Boeing 737-300SF cargo aircraft and six Boeing 727-200 cargo aircraft under operating leases and one Boeing 727-200 cargo aircraft available under an aircraft and engine use agreement.
     Ground Transportation. On June 22, 2006, Kitty Hawk Ground acquired substantially all of the operating assets of privately held ACT to expand our ground transportation services company. These assets included owned and leased trucks and trailers; owner operator agreements; leased facilities; trademarks and intellectual property; and customer and employee lists. At closing, we also assumed contracts relating to ACT’s leased trucks and trailers, leased operating facilities, other equipment leases and contracts with owner operators. We hired approximately 220 former employees of ACT, including management, warehouse employees, drivers and administrative personnel. These assets, along with owner operators and contracted dedicated trucks, are managed by Kitty Hawk Ground and provide dedicated ground transportation services for Kitty Hawk Cargo’s scheduled freight network. As of June 25, 2007, Kitty Hawk Ground managed 200 owner operators, owned and leased trucks and contracted trucks.
     Recent Developments. In June 2007, we were advised by the United States Postal Service, or USPS, that it was unlikely that the USPS would operate a daytime air and ground network for holiday season mail, or C-NET network, in 2007. Management of the USPS C-NET network in 2006 was a significant source of revenue for Kitty Hawk; however, even if the USPS does not operate the C-NET network in 2007, we expect to generate revenue in the fourth quarter of 2007 from providing air and ground transportation services to the USPS for holiday season mail.
     Due to continuing weakness in demand for our air and ground freight products during the second quarter of 2007, we took steps to reduce our operating expenses, including reducing our headcount by 44 employees and contractors in June 2007. We do not believe this reduction in force will affect our ability to provide air and ground freight services during the next twelve months.
     At June 25, 2007, based on current forecasts, we believe we have sufficient available cash and borrowing capacity under our Revolving Facility to fund our working capital needs over the next twelve months. However, there is no assurance that our forecasts will prove to be accurate. If the demand for our expedited freight services continues to be negatively impacted by rising fuel prices or general weakness in demand for our air and ground freight products during the remainder of 2007 or 2008, or if our forecasts prove to be inaccurate, we may need to raise additional funds, supplement our current sources of liquidity during the next twelve months and/or seek material modifications to our Revolving Facility. We are currently evaluating alternatives to increase our liquidity and/or reduce our operating expenses.
     Substantially all of our assets are encumbered under the Revolving Facility. If we are required to raise additional funds, supplement our existing sources of liquidity or make modifications to our Revolving Facility and are unable to do so either on economic terms or at all, our business may be materially adversely affected.
 1

USE OF PROCEEDS
     We will not receive any proceeds from sales of shares of our common stock by the selling stockholder. We will receive approximately $6.0 million from the exercise of the warrants by the selling stockholder if the warrants are exercised in full with cash. The warrants allow the selling stockholder to exercise the warrants by delivering outstanding shares of common stock or shares of common stock receivable upon exercise of the warrants in lieu of cash. As a result, there is no assurance that we will receive any cash upon exercise of the warrants. To the extent we receive any proceeds from the exercise of the warrants, we expect to use the proceeds for general corporate purposes.

RISK FACTORS
     In addition to the other information in this prospectus, you should carefully consider the following factors before making an investment decision. Investing in the common stock of our company involves a high degree of risk. The occurrence of any one or more of the following could materially adversely affect your investment in the common stock or our business and operating results.
Risks Relating to Our Business
     The as-needed nature of our scheduled freight business and the types of industries we serve subject our business to significant market fluctuations that are beyond our control, and a downward market fluctuation could have a material adverse effect on our results of operations.
     Our scheduled freight network relies on customers who need expedited or time-definite delivery on an as-needed basis for air freight and time-definite delivery on an as-needed basis for ground freight. As the freight is shipped on an as-needed basis, we do not have commitments from our customers. Without customer commitments, the overall demand for our freight services is primarily influenced by the health of the U.S. economy, which is cyclical in nature, the seasonality and economic health of the industries generating the freight we transport in our network and the availability, reliability and cost of alternative freight services including services from competitors who are larger than we are, serve more cities than we do and have more financial resources than we do. The amount of freight shipped in our scheduled freight network during any particular time period can fluctuate significantly due to the foregoing factors. A downward fluctuation in demand for our scheduled freight services could have a material adverse effect on our results of operations.
     Our inability to execute upon our plans to increase sales of our ground freight product, or to manage or to generate sufficient revenues from that line of business, could have a material adverse effect on our results of operations.
     We operate an independent primarily airport-to-airport scheduled freight network that provides two products for predominantly heavy weight and oversized freight, an expedited overnight and second-morning air product to 59 business centers and a time-definite ground freight product to 58 cities as of June 25, 2007. Our growth plans for our ground freight product will place significant demands on our management and operating personnel. If we are unable to manage the growth of our ground freight product effectively, our business, results of operations and financial condition may be materially adversely affected.
     Our inability to attract and retain sufficient business from customers at economical prices for our expedited air and deferred ground freight product could impair our ability to compete and could have a material adverse effect on our results of operations.
     The profitability of our network depends on our ability to carry sufficient freight to cover the fixed costs of our network, including, but not limited to, aircraft leases, pilots, maintenance and support infrastructure, facilities and trucking costs, working capital needs associated with operating and expanding our ground freight services and certain recurring fixed costs. If we are unable to attract and retain sufficient business from customers willing to pay rates sufficient to cover our costs and generate a profit, our results of operations may be materially adversely affected.
     We derive a significant portion of our revenues from a limited number of customers, and the loss of their business or payment defaults by one or more of them could have a material adverse effect on our results of operations.
     We have over 1,000 active freight forwarder, logistics company and international and domestic airline customers. During the twelve months ended December 31, 2006, our top 25 customers accounted for more than 51.3% of our total revenue and our top five customers accounted for more than 23.7% of our total revenue. During the twelve months ended December 31, 2006, our top three network customers, Pilot Air Freight, Inc., Eagle Global Logistics, Inc. and AIT Freight Systems, Inc., accounted for 8.6%, 4.8% and 4.1% of our total revenue, respectively. Additionally, our contracts with the USPS accounted for more than 14.7% of our total revenue for the year ended December 31, 2006.
     We do not have material minimum shipping contracts with our customers, including our most significant customers. The loss of one or more of these customers, or a significant reduction in the use of our services by one or more of these customers, could have a material adverse effect on our results of operations.
     We have potential liquidity issues and further financing cannot be guaranteed.
     During 2006 and the first five months of 2007, we generated significant losses due to, among other things, the on going startup of our ground freight product, acquiring substantially all of the operating assets of ACT, weakness in demand for our air freight product and high fuel expenses. While we believe we have sufficient available cash and borrowing capacity under the Revolving Facility to fund our working capital needs over the next twelve months, there is no assurance that our forecasts will prove to be accurate. If the demand for our expedited freight services continues to be negatively impacted by rising fuel prices or general industry weakness during the remainder of 2007 or if we experience an acceleration of our expenses or other restrictions on our liquidity, we may need to raise additional funds or supplement our current sources of liquidity during the next twelve months. Substantially all of our assets are encumbered under the Revolving Facility. If we are required to raise additional funds or supplement our existing sources of liquidity and are unable to do so either on economic terms or at all, our business may be materially adversely affected.
     The terms of our Revolving Facility could restrict our operations.
     Our Revolving Facility contains non-financial covenants that restrict our ability to, among other things: engage in mergers, consolidations, or other reorganizations; create or permit liens on assets; dispose of certain assets; incur certain indebtedness; guarantee obligations; pay dividends or other distributions (other than dividends on our Series B Redeemable Preferred Stock); materially change the nature of our business; make certain investments; make certain loans or advances; prepay certain indebtedness (with the exception of Laurus Master Fund, Ltd., or Laurus, or in the ordinary course of business); change our fiscal year or make changes in accounting treatment or reporting practices except as required by GAAP or the law; enter into certain transactions with affiliates; or form new subsidiaries. These restrictions may limit our ability to engage in activities which could improve our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions, all of which could have a material adverse effect on our business.
     Our failure to comply with certain covenants in the Revolving Facility could result in an event of default that could cause acceleration of the repayment of our indebtedness.
     As discussed above, the terms of the Revolving Facility require us to comply with certain non-financial covenants. Our failure to comply with the covenants and requirements contained in the Revolving Facility could cause an event of default. There can be no assurance that Laurus would waive any non-compliance. Further, the occurrence of an event of default (that is uncured or unwaived) could prohibit us from accessing additional borrowings and permit Laurus to declare the amount outstanding under the Revolving Facility to be immediately due and payable. In addition, pursuant to our lockbox arrangement with Laurus, upon an event of default, Laurus could apply all of the payments on our accounts receivable to repay the amount outstanding under the Revolving Facility. In that event, we would not have access to the cash flow generated by our accounts receivable until the amount outstanding under the Revolving Facility is first repaid in full. An event of default under our Revolving Facility, particularly if followed by an acceleration of any outstanding amount, could have a material adverse effect on our business.
     At July 13, 2007, we had a borrowing base of $14.1 million, which includes a reserve of $1.0 million, and $11.1 million of outstanding borrowings, which includes $2.9 million to cash collateralize our outstanding letters of credit. In the event of an event of default, our assets or cash flow may not be sufficient to repay fully our borrowings under our Revolving Facility, and we may be unable to refinance or restructure the payments on the Revolving Facility on favorable terms or at all.
     The U.S. freight transportation industry is highly competitive and, if we cannot successfully compete, our results of operations and profitability may be materially adversely affected.
     The U.S. freight transportation industry is extremely large and encompasses a broad range of transportation modes and service levels. Freight is shipped on either an expedited or time-definite basis. Expedited freight transit times vary from a few hours to overnight to second morning. In contrast, time-definite freight includes scheduled freight transit times of up to five days. Both expedited and time-definite freight include freight of varying sizes and weights, from small envelopes to heavy weight or oversized freight requiring dedicated aircraft or trucks.
     Our scheduled freight network generally competes in the inter-city, heavy weight and oversized, next morning and second-day expedited and time-definite freight segments of the U.S. freight transportation industry. These segments are highly competitive and very fragmented. The ability to compete effectively depends on price, frequency of service, cargo capacity, ability to track freight, extent of geographic coverage and reliability. We generally compete with regional delivery firms, commercial passenger airlines that provide freight service on their scheduled flights, trucking companies for deliveries of less than 1,000 mile distances, regional and national expedited and less-than-truckload trucking companies and integrated freight transportation companies, such as FedEx and United Parcel Service. Many of our competitors have substantially larger freight networks, serve significantly more cities and have considerably more freight system capacity, capital and financial resources than we do.
     Our ability to attract and retain business also is affected by whether, and to what extent, our customers decide to coordinate their own transportation needs. Certain of our current customers maintain transportation departments that could be expanded to manage freight transportation in-house. If we cannot successfully compete against companies providing services similar to, or that are substitutes for, our own or if our customers begin to provide for themselves the services we currently provide to them, our business may be materially adversely affected.
     A significant portion of the freight transported in our network relates to the automotive, electronics, telecom and related infrastructure equipment, other durable goods and equipment industries and apparel. The demand for the products produced by these industries and, in turn, the demand for our scheduled freight network services for the transportation of freight from these industries has historically trended in relationship to the strength of the U.S. and increasingly, world economies. Furthermore, these industries tend to be seasonal in nature and, as a result, our business is also seasonal with the third and fourth quarters historically having the strongest demand and being the highest revenue quarters. We experienced weak demand during the traditional peak season shipping pattern for 2006 and continue to experience weak demand during the first two quarters of 2007. We believe other domestic freight transportation companies may have also experienced similar weaker than historical demand during this period.
     We have experienced recent changes in senior management that could adversely affect the operation of our business.
     Robert W. Zoller, Jr., who served as the Company’s President and Chief Executive Officer since November 2002, retired as the Company’s President and Chief Executive Officer effective April 30, 2007. Although he remains a member of our Board of Directors and is serving as a consultant to the Company, this is a substantial change for the Company and its management team. An Executive Committee comprised of two current members of our Board of Directors, Melvin Keating and Joseph Ruffolo, has assumed Mr. Zoller’s responsibilities until a replacement is appointed, if any. This is a significant change in management and could create transitional challenges for us. We cannot be assured that an effective transition to management by the Executive Committee has occurred or that we have taken the necessary steps to effect an orderly continuation of our operations during this transitional period.
     ACT has been operated as a private company that is not subject to Sarbanes-Oxley Act regulations and, therefore, may lack the internal controls and procedures of a public company.
     The management of ACT was not required to establish and maintain an internal control infrastructure meeting the standards promulgated under the Sarbanes-Oxley Act. As a result, there is no assurance that the business acquired from ACT does not have significant deficiencies or material weaknesses in its internal control over financial reporting. Any significant deficiencies or material weaknesses in the internal control over financial reporting of the acquired business may cause significant deficiencies or material weaknesses in our internal control over financial reporting, which could have a material adverse effect on our business and affect our ability to comply with Section 404 of the Sarbanes-Oxley Act.
     Writedowns of the value of the assets that we acquired from ACT could have a material adverse effect on our results of operations.
     In June 2006, Kitty Hawk Ground acquired substantially all of the operating assets of ACT. In connection with preparing our Form 10-Q for the second quarter of 2007, we must review the carrying value of the assets that we acquired from ACT and the goodwill associated with the acquisition of the business conducted by ACT. If we determine that the fair market value of these assets exceeds the current carrying value of these assets, we would be required to write down the value of some or all of these assets. Any writedown could have a material adverse effect on our results of operations.
     If we lose access to, or sustain damage to, our Fort Wayne, Indiana facilities, our business would be interrupted, which could materially adversely affect our business and results of operations.
     Our Fort Wayne, Indiana facilities act as the hub of our expedited scheduled air freight services. Most of the air freight we transport passes through our Fort Wayne facilities on the way to its final destination. If we are unable to access our Fort Wayne facilities because of security concerns, a natural disaster, a condemnation or otherwise or if these facilities are destroyed or materially damaged, our business would be materially adversely affected.
     Furthermore, any damage to our Fort Wayne facilities could damage some or all of the freight in the facilities. If freight is damaged, we may be liable to our customers for such damage and we may lose sales and customers as a result. Any material damages we must pay to customers, or material loss of sales or customers, would have a material adverse effect on our results of operations.
     We have a $15 million business interruption insurance policy to both offset the cost of, and compensate us for, certain events which interrupt our operations. However, the coverage may not be sufficient to compensate us for all potential losses and the conditions to the coverage may preclude us from obtaining reimbursement for some potential losses. While we have attempted to select our level of coverage based upon the most likely potential disasters and events that could interrupt our business, we may not have been able to foresee all the costs and implications of a disaster or other event and, therefore, the coverage may not be sufficient to reimburse us for our losses or the impact the potential loss of business would have on our future operations. Any material losses for which we are unable to obtain reimbursement may have a material adverse effect on our results of operations.
     Increases in the cost, or a reduction in the availability, of airframe or aircraft engine maintenance may result in increased costs.
     To keep our owned and leased aircraft in airworthy condition, we hire third parties to perform scheduled heavy airframe and aircraft engine maintenance on them. An increase in the cost of airframe or aircraft engine maintenance would increase our maintenance expenses. In addition, a reduction in the availability of airframe or aircraft engine maintenance services could result in delays in getting airframes or aircraft engines serviced and result in increased maintenance expenses and lost revenue. Any increase in maintenance expenses or loss of revenue due to delays in obtaining maintenance services could have a material adverse effect on our results of operations.

     Increases in the cost, or decreases in the supply, of aircraft and/or diesel fuel could have a material adverse effect on our results of operations.
     One of our most significant and variable costs is aircraft fuel. Aircraft fuel cost per gallon includes the cost of aircraft fuel and the cost of all taxes, fees and surcharges necessary to deliver the aircraft fuel into the aircraft. The amount of aircraft fuel used in our network depends on the mix of aircraft employed in our network, the amount, origin and destination of freight shipped and the number of days the network is operated during each month. A change in aircraft fuel price will affect our total aircraft fuel expense as these factors fluctuate. During the three months ended March 31, 2007, we used between 1.5 million and 1.9 million gallons of aircraft fuel per month in our scheduled freight network as compared to between 2.0 million and 2.4 million gallons for the three months ended March 31, 2006. At current levels of operations in our scheduled freight network, each $0.01 change in the price per gallon of aircraft fuel results in a change in our annual fuel cost of approximately $200,000.
     We purchase aircraft fuel from various suppliers at current market prices. We do not currently have any long-term contracts for aircraft fuel, nor do we currently have any agreements to hedge against increases in the price of aircraft fuel. On a regular basis, we review the price and availability of aircraft fuel. If we have the opportunity and ability to execute individual purchases at favorable prices or terms, enter into long-term supply contracts for aircraft fuel or make arrangements to hedge against changes in aircraft fuel prices, we may enter into such agreements or arrangements.
     With respect to our ground freight services, we operate through a combination of owner operators, company drivers and truck load carriers from whom we contract dedicated trucks. The owner operators and truck load carriers from whom we contract dedicated trucks pass the increased cost of diesel fuel to us through the use of fuel surcharges.
     We periodically increase our prices or implement fuel surcharges. Our goal is to offset all of our increased fuel costs, as our scheduled freight network bears the cost of increases in aircraft and diesel fuel prices. If we are unable due to competitive pressures or other reasons to raise our fuel surcharges or prices, we may be forced to absorb increases in aircraft and/or diesel fuel costs, which could have a material adverse effect on our results of operations. In addition, as we attempt to recapture the increase in aircraft and/or diesel fuel costs through increasing our prices to our customers and/or through temporary fuel surcharges, our customers may seek lower cost freight transportation alternatives to our scheduled freight network, which could negatively affect our results of operation.
     A rise in the cost of aircraft fuel increases our working capital requirements because we pay for fuel in advance of providing air freight transportation services and typically do not collect payment for our services until 30 to 45 days after the services are performed.
     Additionally, if we were unable to acquire sufficient quantities of aircraft fuel at a price we deem appropriate to fly our aircraft, we would be required to curtail our operations which could have a material adverse effect on our business.
     Increases in the cost, or decreases in the supply, of ground handling and storage services could significantly disrupt our business.
     We contract with third parties to provide ground handling and storage services at all of the cities we serve, with the exception of Fort Wayne, Indiana; Seattle, Washington; and Salt Lake City, Utah; and our ground network operations in Los Angeles and San Francisco, California; and Denver, Colorado;, which are operated by our employees. We also contract with third parties to provide ground transportation at other cities at which we receive and deliver freight at scheduled times. The impact of an increase in the cost or the decrease in the availability of ground handling and storage services could have a material adverse effect on our business.
     The unavailability of aircraft due to unscheduled maintenance, accidents and other events may result in the loss of revenue and customers.
     Our revenues depend on having aircraft available for revenue service. From time to time, we may experience unscheduled maintenance due to equipment failures and accidental damage that makes our aircraft unavailable for revenue service. These problems can be compounded by the fact that spare or replacement parts and components as well as third party maintenance contractors may not be readily available in the marketplace. Failure to obtain necessary parts or components in a timely manner or at favorable prices could ground some of our fleet and result in significantly lower revenues. In the event one or more of our aircraft are out of service for an extended period of time, whether due to unscheduled maintenance, accidents or otherwise, we may be forced to lease replacement aircraft and may be unable to fully operate our business. Further, suitable replacement aircraft may not be available on acceptable terms or at all. Loss of revenue from any business interruption or costs to replace airlift could have a material adverse effect on our results of operations.
     The unavailability of trucks, drivers and owner operators, or increases in the cost of trucking services, may materially adversely affect our results of operations.
     Our ground freight services depend on having trucks available for service. We own some of the trucks used to provide our ground freight services. We also have agreements with owner operators and contract for dedicated freight hauling capacity under agreements that are terminable on 30 days notice by either party. Failure to have sufficient owner operators or dedicated freight hauling capacity at contractually determined prices could result in significantly lower revenues and could make it difficult for us to offer our ground freight product.
     Financial costs and operating limitations imposed by the unionization of our workforce could create material labor problems for our business.
     The pilots of our cargo airline are represented by ALPA, a national union representing airline pilots. We have a Collective Bargaining Agreement with ALPA. The agreement covers all flight crew members of our cargo airline with respect to compensation, benefits, scheduling, grievances, seniority, and furlough and expires December 1, 2013. On February 9, 2007, we began renegotiations with ALPA as permitted under the Collective Bargaining Agreement on crew member compensation and our matching contributions to our 401(k) plan. Because a settlement was not reached by April 9, 2007, both parties submitted their best and final position to a final offer, or “baseball” style, arbitration. We cannot determine if the outcome of the arbitration will have a material adverse effect on our costs or operations.
     Although our Collective Bargaining Agreement with our flight crew members prohibits strikes, labor disputes with them could still result in a material adverse effect on our operations. Further, if additional segments of our workforce become unionized, we may be subject to work interruptions or stoppages, which could have a material adverse effect on our business.
     A failure of our computer systems could significantly disrupt our business.
     We utilize a number of computer systems to schedule flights and personnel, track aircraft and freight, bill customers, pay expenses and monitor a variety of our activities, ranging from maintenance and safety compliance to financial performance. The failure of the hardware or software that support these computer systems, or the loss of data contained in any of them, could significantly disrupt our operations.
     Aircraft or truck accidents and the resulting repercussions could have a material adverse effect on our business.
     We are vulnerable to potential losses that may be incurred in the event of an aircraft or truck accident. Any such accident could involve not only repair or replacement of a damaged aircraft or truck and its consequent temporary or permanent loss from revenue service, but also potential claims involving injury to persons or property. We are required by the Department of Transportation, or DOT, to carry liability insurance on each of our aircraft and trucks. Although we believe our current insurance coverage is adequate and consistent with current industry practice, including our substantial deductibles, we cannot be assured that our coverage or premiums will not be changed or that we will not suffer substantial losses and lost revenues from accidents. Moreover, any aircraft accident, even if fully insured, could result in Federal Aviation Administration, or FAA, directives or investigations or could cause a perception that some of our aircraft are less safe or reliable than other aircraft, which could result in costly compliance requirements, the grounding of some of our fleet and the loss of customers. Any accident and the repercussion thereof could have a material adverse effect on our business.
Risks Relating to Government Regulation
     If we lose our authority to conduct flight operations, we will be unable to run our air freight business.
     We are subject to Title 49 of the United States Code, formerly the Federal Aviation Act of 1958, under which the DOT and the FAA exercise regulatory authority over air carriers. The DOT and the FAA have the authority to modify, amend, suspend or revoke the authority and licenses issued to us for failure to comply with the provisions of law or applicable regulations. In addition, the DOT and the FAA may impose civil or criminal penalties for violations of applicable rules and regulations. In addition, we are subject to regulation by various other federal, state, local and foreign authorities, including the Department of Homeland Security, through the Transportation Security Administration, the Department of Defense and the Environmental Protection Agency, or the EPA. In order to maintain authority to conduct flight operations, we must comply with statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Without the necessary authority to conduct flight operations, we will be unable to run our air freight business.
     FAA safety, training and maintenance regulations may hinder our ability to conduct operations or may result in fines or increased costs.
     Virtually every aspect of our cargo airline is subject to extensive regulation by the FAA, including the areas of safety, training and maintenance. To ensure compliance with FAA rules and regulations, the FAA routinely inspects air carrier operations and aircraft and can impose civil monetary penalties in the event of non-compliance. Periodically, the FAA focuses on particular aspects of air carrier operations occasioned as a result of a major incident. These types of inspections and regulations often impose additional burdens on air carriers and increase their operating costs. We cannot predict when we will be subject to such inspections or regulations, nor the impact of such inspections or regulations. Other regulations promulgated by state and federal Occupational Safety and Health Administrations, dealing with the health and safety of our employees, impact our operations.
     In addition, all of our aircraft are subject to FAA directives issued at any time, including directives issued under the FAA’s “Aging

Aircraft” program, or directives issued on an ad hoc basis. These directives can cause us to conduct extensive examinations and structural inspections of our aircraft, engines and components and to make modifications to them to address or prevent problems of corrosion, structural fatigue or additional maintenance requirements. In addition, the FAA may mandate installation of additional equipment on our aircraft, the cost of which may be substantial. Apart from these aircraft related regulations, the FAA may adopt regulations involving other aspects of our air carrier operations, such as training, cargo loading, ground facilities and communications. This extensive regulatory framework, coupled with federal, state and local environmental laws, imposes significant compliance burdens and risks that substantially affect our costs.
     Our trucking operations are highly regulated, and increased direct and indirect costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.
     The DOT and various state, local and quasi governmental agencies exercise broad powers over our trucking operations, generally governing matters including authorization to engage in motor carrier service, equipment operation and safety reporting. We expect periodic audits by the DOT to ensure that we are in compliance with various safety, hours-of-service and other rules and regulations. In addition, our drivers must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. If we are found to be out of compliance with those rules or regulations, the DOT could restrict or otherwise negatively impact our operations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours-of-service, ergonomics and other matters affecting safety or operating methods. Any fines, remedial actions or compliance costs could have a material adverse effect on our business.
     Effective October 1, 2002, the EPA required that most newly manufactured heavy-duty truck engines comply with certain new emission standards. We are operating 34 trucks with these 2002 rule-compliant engines. In addition to higher initial purchase prices, these trucks also generally have lower fuel efficiency. Effective with model-year 2007 trucks, the EPA has mandated even lower emission standards for newly manufactured heavy-duty truck engines, which may increase the cost and reduce the fuel efficiency of new engines. The increased cost of complying with such regulations could have a material adverse effect on our results of operations.
     If we improperly ship hazardous materials or contraband, we could incur substantial fines or damages.
     Several federal agencies, including the FAA and DOT, exercise regulatory jurisdiction over transporting hazardous materials and contraband. We frequently transport articles that are subject to these regulations. Shippers of hazardous materials share responsibility with the air and ground carrier for compliance with these regulations and are primarily responsible for proper packaging and labeling. Although required to do so, customers may fail to inform us about hazardous or illegal cargo. If we fail to discover any undisclosed weapons, explosives, illegal drugs or other hazardous or illegal cargo or mislabel or otherwise improperly ship hazardous materials, we may suffer possible aircraft or truck damage or liability, as well as fines, penalties or flight bans, which could have a material adverse effect on our business.
     Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.
     We are subject to various environmental laws and regulations dealing with, among other things, the hauling and handling of hazardous materials, air emissions from our aircraft, vehicles and facilities and noise pollution. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We may be liable whether or not we are aware of or caused the release of hazardous or toxic substances. In part because of the highly industrialized nature of many of the locations at which we operate, there can be no assurance that we have discovered environmental contamination for which we may be responsible. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could have a material adverse effect on our results of operations.
     If we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities that could have a material adverse effect on our business and our results of operations. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.
     Department of Homeland Security and Transportation Security Administration regulations may result in unanticipated costs.
     As a result of the passage of the Aviation and Transportation Security Act, the U.S. Congress created the Transportation Security Administration, or the TSA. By law, the TSA is directed to adopt regulations for the screening of cargo transported on cargo aircraft. The TSA has implemented various regulations involving the security screening of cargo. At this time, the implementation of these regulations has not materially adversely affected our ability to process cargo or materially increased our operating costs.
     However, the TSA could adopt additional security and screening requirements that could have an impact on the ability to efficiently process cargo or otherwise materially increase our operating costs. The Department of Homeland Security has also taken over many departments and functions that regulate various aspects of our business, such as the U.S. Customs Service, and has formed a Border and Transportation Directorate. The Department of Homeland Security’s management of these combined operations and functions may affect us in ways that cannot be predicted at this time.

     The interests of our principal stockholders may be inconsistent with the interests of our other equity holders and may have an adverse effect on our stock price.
     As of June 25, 2007, our 5% or greater stockholders and their affiliates beneficially owned more than 67.0% of our common stock. These stockholders and their affiliates have substantial influence on and may control the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders and their affiliates may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock.
     Stock ownership by non-U.S. citizens could prevent us from operating our business.
     We believe that some of our stockholders are non-U.S. citizens. Under current federal law, our cargo airline could cease to be eligible to operate as a cargo airline if more than 25% of our voting stock were owned or controlled by non-U.S. citizens. Moreover, in order to hold an air carrier certificate, our president and two-thirds of our directors and officers must be U.S. citizens. All of our directors and officers are U.S. citizens. Our second amended and restated certificate of incorporation, as amended, or the Certificate, limits the aggregate voting power of non-U.S. persons to 22.5% of the votes voting on or consenting to any matter, and our second amended and restated bylaws, or the Bylaws, do not permit non-U.S. citizens to serve as directors or officers.
Risks Related to Our Common Stock
     The market price for our common stock may be volatile.
     The market price of our common stock could fluctuate substantially in the future in response to a number of factors, including, among others:
•	our performance and prospects;

•	the performance and prospects of our major customers;

•	the limited depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	general financial and other market conditions;

•	the cost and supply of fuel; and

•	domestic and international economic conditions.
     In recent years, the public stock markets have experienced price and trading volume volatility. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons that may or may not be related to their operating performance. If the public stock markets continue to experience price and trading volume volatility in the future, the market price of our common stock could be adversely affected. In addition, although our common stock is traded on the American Stock Exchange, due to the low trading price of our common stock, small changes in the price per share could result in a large percentage change in the price per share.
     Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders.
     Provisions in our Certificate, Bylaws, the Delaware General Corporation Law and the terms of our stockholder rights plan and Revolving Facility could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our Certificate and Bylaws contain the following provisions, among others, which may discourage or prevent another company from acquiring us:
•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	advance notification procedures for matters to be brought before stockholder meetings.
     In addition, we are subject to provisions of the Delaware General Corporation Law that prohibit us from engaging in a business combination with any “interested stockholder.” These provisions generally mean that a stockholder who owns more than 15% of our voting stock cannot acquire us for a period of three years from the date that the stockholder became an “interested stockholder,” unless various conditions are met, such as approval of the transaction by our board of directors. In addition, the terms of our Revolving Facility contain provisions that restrict our ability to merge or consolidate with a potential acquirer. Finally, we have a stockholder rights plan that limits the ability of a person to acquire 15% or more of our outstanding common stock without the prior approval of our board of directors, except that the beneficial ownership threshold applicable under the stockholder rights plan to Lloyd I. Miller III and his affiliates is 23.5%. Any of the foregoing could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer to acquire our common stock, which, under certain circumstances, could adversely affect the market price of our common stock.
     We do not anticipate paying cash dividends to our common stockholders in the foreseeable future.
     We intend to retain our earnings for use in our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Further, covenants contained in our Revolving Facility restrict our ability to pay cash dividends on our shares of common stock and in some cases on our shares of our Series B Redeemable Preferred Stock.

SELLING STOCKHOLDER
     Pursuant to a registration rights agreement, dated as of March 29, 2007, we agreed to register certain securities owned by the selling stockholder and to indemnify the selling stockholder against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act. Under the registration rights agreement, we also agreed to pay the costs and fees of registering the shares of common stock; however, the selling stockholder will pay any brokerage commissions, discounts, fees paid to counsel or other expenses relating to the sale of the shares of common stock.
     The following table identifies the selling stockholder, the number and percentage of shares of common stock beneficially owned by the selling stockholder as of July 1, 2007, the number of shares of common stock that the selling stockholder may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling stockholder after this offering, assuming it sells all of the shares that may be sold by it in this offering. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholder. As used in this prospectus, “selling stockholder” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholder’s interests.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to the Offering			After the Offering
	Number of	Percent		Number of
	Shares	of		Shares
	Beneficially	Class	Number of Shares	Beneficially	Percent of
Selling Stockholder	Owned	(1)	Being Offered	Owned (3)	Class(1)
Laurus Master Fund, Ltd.	8,216,657 (2)	(2)	8,216,657

(1)	Percentage ownership has been calculated in accordance with Rule 13d-3 under the Exchange Act and does not include the shares of common stock issuable upon conversion of our shares of Series B Redeemable Preferred Stock or warrants issued to the holders of Series B Redeemable Preferred Stock.

(2)	Laurus holds a warrant to acquire 4,000,000 shares of our common stock at an exercise price of $0.55 per share and a warrant to acquire 4,216,657 shares of our common stock at an exercise price of $0.91 per share. The warrants each contain an issuance limitation prohibiting Laurus from exercising the warrants to the extent that such exercise would result in beneficial ownership by Laurus of more than 9.99% of the shares of our common stock then issued and outstanding (the “Issuance Limitation”). Therefore, currently Laurus reports beneficial ownership of 5,287,297 shares of common stock in accordance with the Issuance Limitation. The Issuance Limitation may be waived by Laurus upon at least 61 days prior notice to us and automatically becomes null and void following notice to us of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). If the Issuance Limitation is disregarded, based on 53,543,034 shares of our common stock that were issued and outstanding as of July 1, 2007, Laurus would beneficially own 15.35% of our outstanding shares of common stock.
(3)	Assumes that the selling stockholder sells all of its shares of common stock covered by this prospectus.

PLAN OF DISTRIBUTION
Distribution by the Selling Stockholder
     As used in this prospectus, “selling stockholder” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholder interests. In all cases, the selling stockholder will act independently of us in making decisions with respect to the timing, manner, size and price of each sale. Pursuant to the terms of the warrants, the selling stockholder agreed not to sell any shares for which it has exercised the warrants prior to March 29, 2008. The selling stockholder also agreed not sell shares for which it has exercised the warrants during a 22 day trading period in a number that exceeds 20% of the aggregate dollar trading volume of our common stock for the 22 day trading period immediately preceding the sales. Pursuant to the terms of the warrants, the selling stockholder may not exercise the warrants after March 29, 2012. Except for these limitations, the selling stockholder may sell any of the securities being offered under this prospectus in any one or more of the following ways from time to time:
•	on the American Stock Exchange, on any other national securities exchange or market or in the over-the-counter market on which our common stock may be listed or quoted at the time of any such sale;

•	through underwriters or dealers;

•	through agents;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	as exchange distributions in accordance with the rules of the applicable exchange;

•	directly to purchasers, including institutional investors;

•	through ordinary brokerage transactions where the broker solicits purchasers;

•	to a broker-dealer, as principal, for resale by the broker-dealer for its account;

•	through privately negotiated transactions;

•	through remarketing firms;

•	through short sales;

•	through a combination of any of these methods of sale; or

•	any other method permitted pursuant to applicable law.
     In addition, the selling stockholder may sell its common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144, or by any other legally available means. The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:
•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of the sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.
     Underwriters or Dealers
     Unless otherwise indicated in the applicable prospectus supplement, if underwriters or dealers are utilized in the sale, the securities will be acquired by the underwriters or dealers for their own account. The underwriters or dealers may sell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to several conditions set forth in an agreement between the selling stockholder and the underwriters. Unless otherwise indicated in the applicable prospectus supplement, the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued.
     If the selling stockholder uses dealers in the sale of securities, it will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
     Agents
     The selling stockholder may designate agents who agree to use their reasonable efforts to solicit purchasers for the period of their appointment or to sell securities on a continuing basis.
     Direct Sales
     The selling stockholder may also sell securities directly to one or more purchasers without using underwriters or agents.
     Remarketing Firms
     The securities may be re-sold to the public following their redemption or repayment by one or more remarketing firms. Remarketing firms may act as principals for their own accounts or as agents for us.
     General Information
     Underwriters, dealers, agents and remarketing firms that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriter, dealer, agent or remarketing firm will be identified and the terms of the transaction, including their compensation, will be described in a prospectus supplement. We or the selling stockholder may have agreements with underwriters, dealers, agents or remarketing firms to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers, agents or remarketing firms, or their affiliates may be customers of, engage in transactions with or perform services for, us or our subsidiaries in the ordinary course of their business.
     The selling stockholder may use agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.
     Hedging and Other Transactions
     In addition to the manners of distribution described above, the selling stockholder may enter into hedging transactions. For example, the selling stockholder may:
•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the selling stockholder to close out its short positions;

•	sell common stock short itself and redeliver such shares to close out its short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.
     A distribution of the common stock by the selling stockholder may also be effected through the issuance by the selling stockholder or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts, swaps and the writing of options.
     Pledges; Certain Transfers and Donations
     From time to time, the selling stockholder may pledge or grant a security interest in some or all of our common stock owned by it. If the selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholder also may transfer and donate our common stock owned by it in other circumstances. The number of shares of our common stock beneficially owned by the selling stockholder will decrease as and when the selling stockholder transfers or donates its shares of our common stock or defaults in performing obligations secured by its shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that each of the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholder for purposes of this prospectus.

EXPERTS
     The consolidated financial statements incorporated in the registration statement of which this prospectus is a part by reference to our Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the issuance of any securities offered under this prospectus will be passed upon for us by our lawyers, Haynes and Boone, LLP. Counsel named in the prospectus supplement will issue opinions about the validity of the securities for any agents, dealers or underwriters.